Exhibit 99.1

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At March 31, 2023 presented in comparative format

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Condensed Consolidated Interim Financial Statements

At March 31, 2023 presented in comparative format

Index

Consolidated Statements of Comprehensive Income
Consolidated Statements of Financial Position
Consolidated Statements of Changes in Equity
Consolidated Statements of Cash Flows
Notes to the Condensed Consolidated Interim Financial Statements Summary of Information requested by Resolution N° 368/01 of the National Securities Commission
Review Report of the Condensed Consolidated Interim Financial Statements
Report of the Supervisory Committee

$ = Argentine Peso

US$ = US Dollar

EUR = Euro

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Condensed Consolidated Interim Financial Statements

At March 31, 2023 presented in comparative format

Legal address:	Honduras 5663 - Autonomous City of Buenos Aires
Principal activity:	Exploitation, administration and operation of airports
Condensed Consolidated Interim Financial Statements For the three-month period of the Fiscal Year N° 26 commenced January 1, 2023

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE:
Of the By-laws:	February 18, 1998
Of the last modification of the By-laws:	January 03, 2023
Correlative number in the General Inspectorate of Justice:	1645890
Expiration date of the company:	February 17, 2053
Parent Company:	Corporación América S.A.
Legal address:	Honduras 5673 - Autonomous City of Buenos Aires
Principal activity:	Investments and financing
Participation of the Parent Company in common stock and total votes:	45.90%

CAPITAL STOCK (Note 13)
	Subscribed	Paid-in
	$
Issued
79,105,489 Class “A” common shares of AR$ 1 par value and 1 vote each	79,105,489	79,105,489
79,105,489 Class “B” common shares of AR$ 1 par value and 1 vote each	79,105,489	79,105,489
61,526,492 Class “C” common shares of AR$ 1 par value and 1 vote each	61,526,492	61,526,492
38,779,829 Class “D” common shares of AR$ 1 par value and 1 vote each	38,779,829	38,779,829
	258,517,299	258,517,299

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statement of Comprehensive Income

For the three month periods ended at

March 31, 2023 and 2022

		Three months at
		03.31.2023	03.31.2022
	Note	Millions of $
Continuous Operations
Revenue	4	40,314	30,527
Construction income (CINIIF 12)	5	6,008	2,539
Cost of service	10	(23,073)	(19,251)
Construction costs (CINIIF 12)		(6,002)	(2,530)
Income for gross profit for the period		17,247	11,285
Distribution and selling expenses	10	(2,364)	(1,754)
Administrative expenses	10	(1,599)	(1,045)
Other income and expenses, net	4	898	677
Operating profit for the period		14,182	9,163

Finance Income	4	472	484
Finance Costs	4	946	1,404
Result from exposure to changes in the purchasing power of the currency		(754)	2,765
Result of investments accounted for by the equity method		-	-
Income before income tax		14,846	13,816
Income tax	4	(7,071)	(685)
Income for the period for continuous operations		7,775	13,131
Net Income for the period		7,775	13,131
Other comprehensive income		-	-
Comprehensive Income for the period		7,775	13,131

Income attributable to:
Shareholders		7,784	13,131
Non –Controlling Interest		(9)	0
Income per share basic and diluted attributable to shareholders of the Company during the period (shown in $ per share) from continuous operations		30.0730	50.7938

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2022.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Financial Position

At March 31, 2023 and December 31, 2022

		03.31.2023	12.31.2022
	Note	Millions of $
Assets
Non- Current Assets
Investments accounted for using the equity method	4	2	2
Property, plant and equipment	12	224	214
Intangible Assets	5	330,941	329,155
Rights of use		427	610
Deferred Income tax assets		4	-
Other receivables	4	11,103	11,740
Total Non-Current Assets		342,701	341,721
Current Assets
Other assets		105	120
Other receivables	4	2,378	2,711
Trade receivables, net	4	12,153	11,424
Investments	4	-	1
Cash and cash equivalents	4	33,119	30,977
Total Current Assets		47,755	45,233
Total Assets		390,456	386,954
Shareholders’ Equity and Liabilities
Equity attributable to Shareholders:
Common shares		259	259
Share Premium		137	137
Capital adjustment		24,270	24,270
Legal and facultative reserve		121,785	121,766
Retained earnings		30,088	22,304
Subtotal		176,539	168,736
Non-Controlling Interest		(48)	(39)
Total Shareholders’ Equity		176,491	168,697
Liabilities
Non-Current Liabilities
Provisions and other charges	9	2,561	2,750
Financial debts	6	133,668	139,435
Deferred income tax liabilities		35,236	28,161
Accounts payable and others	4	271	286
Total Non- Current Liabilities		171,736	170,632
Current Liabilities
Provisions and other charges	9	6,049	7,398
Financial debts	6	13,832	14,628
Income tax, net of prepayments		7	8
Lease liabilities		325	472
Accounts payable and others	4	17,564	19,219
Fee payable to the Argentine National Government	7	4,452	5,900
Total Current Liabilities		42,229	47,625
Total Liabilities		213,965	218,257
Total Shareholder’s Equity and Liabilities		390,456	386,954

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2022.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Changes in Equity

At March 31, 2023 and 2022

	Attributable to majority shareholders
	Capital Stock Common Shares	Capital Stock Preferred Shares	Share Premium	Adjustment of capital	Legal Reserve	Facultative Reserve	Other Reserves	Retained Earnings	Total	Non- Controlling Interest	Total Shareholders’ Equity
	In millons of $
Balance at 01.01.23	259	-	137	24,270	4,156	116,998	612	22,304	168,736	(39)	168,697
Compensation plan	-	-	-	-	-	-	19	-	19	-	19
Net Income for the period	-	-	-	-	-	-	-	7,784	7,784	(9)	7,775
Balance at 03.31.2023	259	-	137	24,270	4,156	116,998	631	30,088	176,539	(48)	176,491

Balance at 01.01.22	259	911	137	60,087	4,108	117,265	582	(26,546)	156,803	3	156,806
Resolutions of the Shareholder’s meeting of March 10,2022 – Redemption of Preferred Shares (Note 14)	-	(911)	-	(36,102)	-	(1,613)	-	-	(38,626)	-	(38,626)
Compensation plan	-	-	-	-	-	-	3	-	3	-	3
Net Income for the period	-	-	-	-	-	-	-	13,131	13,131	-	13,131
Balance at 03.31.2022	259	-	137	23,985	4,108	115,652	585	(13,415)	131,311	3	131,314

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2022.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Cash Flow

For the three-month periods ended at March 31, 2023 and 2022

		03.31.2023	03.31.2022
	Note	Millions of $
Cash Flows from operating activities
Net income for the period		7,775	13,131
Adjustment for:
Income tax	4	7,071	685
Amortization of intangible assets	5 / 10	4,222	4,581
Depreciation of property , plant and equipment	10	11	5
Depreciation right of use	10	183	181
Bad debts provision	8 / 10	174	120
Specific allocation of accrued and unpaid income	7	2,037	1,907
Result of investments accounted for by the equity method		-	-
Compensation plan		19	3
Accrued and unpaid financial debts interest costs	6	2,518	3,703
Accrued deferred revenues and additional consideration	9	(587)	(534)
Accrued and unpaid Exchange differences		(3,013)	(3,564)
Litigations provision	9	61	4
Inflation Adjustment		(3,372)	(10,402)
Changes in operating assets and liabilities:
Changes in trade receivables		(2,884)	(2,158)
Changes in other receivables		(865)	(997)
Changes in other assets		16	-
Changes in accounts payable and others		1,713	2,061
Changes in liabilities for income tax		(1,667)	156
Changes in provisions and other charges		(2,751)	(2,301)
Increase of intangible assets		(6,008)	(2,539)
Net cash Flow generated by operating activities		4,653	4,042
Cash Flow for investing activities
Acquisition of investments		-	(21,581)
Collection of investments		1	-
Fixed assets acquisitions		(21)	-
Net Cash Flow applied to investing activities		(20)	(21,581)
Cash Flow from financing activities
New Financial debts	6	1,348	47,759
Payment of leases		(143)	(163)
Financial debts paid- principal	6	(3,702)	(4,542)
Financial debts paid- interests	6	(2,968)	(3,638)
Net Cash Flow (applied to) / generated by financing activities		(5,465)	39,416

(Decrease) / increase in cash and cash equivalents		(832)	21,877
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the period		30,977	37,953
(Decrease) / Increase in cash and cash equivalents		(832)	21,877
Inflation adjustment generated by cash and cash equivalents		3,777	2,873
Foreign Exchange differences by cash and cash equivalents		(803)	(1,781)
Cash and cash equivalents at the end of the period		33,119	60,922
The main transactions that did not imply movement of funds are detailed below:
Redemption of preferred shares			39,076

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2022.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2023 presented in comparative format

NOTE 1 – COMPANY ACTIVITIES

Aeropuertos Argentina 2000 S.A. (“AA2000” or the “Company”) was incorporated in the Autonomous City of Buenos Aires in 1998, after the consortium of companies won the national and international bid for the concession rights for the use, management and operation of the “A” Group of the Argentine National Airport System. “A” Group includes 33 airports that operate in Argentina (the “Concession”).

Currently, with the incorporation into Group A of the NSA of the airports of El Palomar (by Decree No. 1107/17) and Rio Hondo (by Resolution ORSNA No. 27/21 Decree), the Company has the concession rights for the operation, administration and operation of 35 airports.

The Concession was granted through the Concession Agreement entered into between the Argentine National State and the Company, dated February 9, 1998. The Concession Agreement was modified and supplemented by the Agreement of Adequacy of the Concession Contract signed between the Argentine National State and the Company, dated April 3, 2007 approved by Decree No. 1799/07 (hereinafter the Memorandum of Agreement) and by Decree No. 1009/20 dated December 16, 2020, which approves the 10-year extension of the initial completion period of the Concession (which operated on February 13, 2028) maintaining exclusivity under the terms established in the Technical Conditions for the Extension (hereinafter the Technical Conditions for the Extension).

Hereinafter, the Concession Agreement will be referred to, as modified and supplemented by the memorandum of Agreement and by the Technical Conditions for the Extension, as the Concession Agreement.

By virtue of the provisions of the Technical Conditions for the Extension, the concession completion period is February 13, 2038 and the exclusivity provided in clauses 3.11 and 4.1 of the Concession Agreement will be maintained with the following exceptions: (i) The zones of influence in the interior of the country are canceled, but not in the area of the Metropolitan Region of Buenos Aires (RMBA) made up of the Ezeiza, Aeroparque, San Fernando and Palomar airports (ii) the exclusivity in the areas of influence will be maintained throughout the national territory for the activity of fiscal warehouses (iii) the exclusivity and from the area of influence for the realization of new airport infrastructure projects in the Rio de la Plata promoted by the National Public Sector, when due to its characteristics it cannot be financed and operated by the Company.

In September 2021, based on the detrimental effects that the COVID-19 pandemic had on air traffic, the ORSNA approved the postponement to December 2022 of the following commitments: (i) programming of funds for works and rescue of preferred shares $ 406.5 million and (ii) regularization of the specific allocation of income owed for 2020. Likewise, the ORSNA deferred to June 2023 the necessary adjustment to balance the financial projection of income and expenses.

In addition, under the terms of the Concession Agreement, the Argentine National Government has the right to buyout our Concession as of February 13, 2018, and if such right is exercised, it is required to pay the Company a compensation.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2023 presented in comparative format (Contd.)

NOTE 2 - BASIS FOR CONSOLIDATION

The Condensed Consolidated Interim Financial Statements include the assets, liabilities and results of the following subsidiaries (hereafter the Group):

Subsidiaries (1)	Number of common shares	Participation in capital and possible votes	Book entry value at 03.31.2023	Net Shareholders ‘equity at closing	Income for the period
			Millions of $
Servicios y Tecnología Aeroportuarios S.A. (2)	14,398,848	99.30%	446	449	8
Cargo & Logistics SA. (3)	1,637,116	98.63%	2	2	-
Paoletti América S.A. (3)	6,000	50.00%	0	0	-
Texelrío S.A. (4)	84,000	70.00%	47	(5)	(22)
Villalonga Furlong S.A (3) (5)	123,700	1.46%	0	4	-

(1)	Companies based in Argentina.

(2)	Includes adjustments under IFRS for the preparation and presentation of the corresponding financial statements.

(3)	Not consolidated due to low significance.

(4)	Shareholders Equity includes 4,000,000 of preferred shares of AR$1 par value.

(5)	The Company directly and indirectly owns 98.42% of the capital stock and votes of this entity.

The accounting policies of the subsidiaries have been modified, where necessary, to ensure consistent application with the Group accounting policies.

AA2000 holds 99.3% of the shares of Servicios y Tecnología Aeroportuarios S.A. (Sertear), which purpose is to manage and develop activities related to duty-free zones, import and export operations, exploit and manage airport-related services, provide transportation services (both passenger and cargo), and warehouse usage services.

AA2000 owns 98.63% of the capital stock of Cargo y Logística S.A., holder of 98.42% of the shares of Villalonga Furlong S.A. Villalonga Furlong S.A. is the holder of Class “B” shares of Empresa de Cargas Aéreas del Atlántico Sud S.A., under liquidation, representing 45% of its capital stock. The remaining 55% of the capital stock, (the Class “A” shares) are owned by the Argentine National Government - Ministry of Defense.

Empresa de Cargas Aéreas del Atlántico Sud S.A. (which, as of the date of these consolidated financial statements, is under liquid proceedings as a result of the application of the provisions of Section 94 subsection 2 of Commercial Law 19550) was the concessionaire of the exploitation and provision of international air cargo storage, stowage and warehouse services until June 30, 2009. As from that date the services in charge of Empresa de Cargas Aéreas del Atlántico Sud S.A. are performed by AA2000 in accordance with the Bidding Terms and Conditions of the AA2000 concession agreement.

The Company holds 50% of the capital stock and votes of Paoletti América S.A. Pursuant to shareholder agreements, AA2000 is in charge of the administration of Paoletti America S.A, and also appoints the Chairman of the Board of Directors, who, in accordance with the corporate by-laws, has a double vote in case of a tie voting.

In addition, the Company owns 70% of the capital and votes of Texelrio S.A. whose corporate purpose is, among others, to develop, operate and manage all kinds of services related to maintenance of parks and airports.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2023 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES

These Condensed Consolidated Interim Financial Statements of the Company are presented in millions of Argentine pesos, except data on shares or when otherwise indicated. All amounts are rounded to millions of Argentine pesos unless otherwise indicated. As such, non-significant rounding differences may occur. A dash (“-”) indicates that no data was reported for a specific line item in the relevant fiscal year or financial period, or when the relevant data figure, after rounding, amounts to zero. These statements were approved by the Board of Directors of the Company on May 5, 2023.

The National Security Commission (CNV) through Technical Resolutions N° 562/09 and 576/10 has established the application of Technical Resolutions N° 29 and 43 of the Argentine Federation of Professional Council in Economic Sciences which adopts the application of IFRS (International Financial Reporting Standards) issued by the IASB (International Accounting Standards Board), for those entities under the public offering regime Law N° 17.811, whether due to capital stock or corporate bonds or because they have requested authorization to list for trading on stock exchanges.

Application of those standards is mandatory for the Company as from the fiscal year beginning on January 1 2012. Therefore, the transition date, as established in the IFRS 1 “First Time Adoption of the IFRS” was January 1, 2011.

These Consolidated Condensed Interim Financial Statements of AA2000 for the three-month period ended March 31, 2023 are presented based on the application of the guidelines established in International Accounting Standard (“IAS”) No. 34 “Intermediate Financial Information”. Therefore, they must be read together with the Company's annual consolidated financial statements as of December 31, 2022 (the “Annual Consolidated Financial Statements”) prepared in accordance with IFRS, as issued by the IASB and IFRIC Interpretations. (IFRIC for its acronym in English).

These accounting policies have been consistently applied to all the years presented unless otherwise stated.

This note to these Condensed Consolidated Interim Financial Statements does not reflect all the information required in the annual financial statements as there are no significant changes. It must be read together with the audited Consolidated Financial Statements as of December 31, 2022.

1) Comparative Information

The information included in these financial statements was extracted from the Condensed Consolidated Interim Financial Statements of AA2000 as of March 31, 2023 and the Consolidated Financial Statements at December 31, 2022, timely approved by the Company’s Board and Shareholders and restated at the closing currency at March 31, 2023, based on the application of IAS 29 (see Note 3.7)

2) Controlled

The Company controls an entity when the group is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The subsidiaries are consolidated as from the date control is transferred to the Company. They are deconsolidated from the date that control ceases. (See Note 2).

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2023 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

2) Controlled (Contd.)

Inter-company transactions, balances and unrealized gains or transactions between Group companies are eliminated. Unrealized losses are also eliminated. When necessary, amounts reported by subsidiaries have been adjusted to conform to the Group’s accounting policies.

3) Segment Information

The Company is managed as a single unit, considering all airports as a whole. It does not evaluate the performance of the airports on a standalone basis. Therefore, for the purposes of segment information, there is only one business segment.

The Argentine National Government granted the Company the concession of the “A” Group airports of the National Airports System under the basis of “cross-subsidies”: i.e., the income and funds generated by some of the airports should subsidize the liabilities and investments of the remaining airports, in order for all airports to be compliant with international standards as explained below.

All airports must comply with measures of operative efficiency that are independent from the revenues and funds they generate. All works performed must follow international standards established by the respective agencies (IATA, OACI, etc.).

Revenues of AA2000 comprise non-aeronautical revenues and aeronautical revenues; the latter being the tariffs determined by the ORSNA and regulated on the basis of the review of the Financial Projection of Income and Expenses in order to verify and preserve the "equilibrium" of the variables on which it was originally based.

The investment decisions are assessed and made with the ORSNA based on the master plans of the airports considering the needs of each airport based on expected passenger flow and air traffic, in the framework of the standards previously mentioned.

4) Accounting policies

The collection policies adopted for these interim financial statements are consistent with those used in the Consolidated Financial Statements as of December 31, 2022.

5) Changes in accounting policies and disclosures

There were no changes in the Group's accounting policies based on the effective application standards issued by the IASB as of January 1, 2023.

6) Estimates

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise its judgment in the process of applying the Group accounting policies.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2023 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

6) Estimates (Contd.)

In the preparation of these Financial Statements the significant areas of judgement by management in the application of the Company’s accounting policies and the main areas of assumptions and estimates are consistent to those applied in the Financial Statements for the year ended December 31, 2022.

7) Foreign currency conversion and financial information in hyperinflationary economies

Functional and presentation currency

The figures included in these financial statements were measured using their functional currency, that is, the currency of the primary economic environment in which the Company operates. The functional currency of the Company is the Argentine peso, which is the same as the presentation currency of the financial statements.

Financial information in hyperinflationary economies

IAS 29 "Financial information in hyperinflationary economies" requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be expressed in terms of the current unit of measurement at the reporting date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. For this, in general terms, inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

These requirements also correspond to the comparative information of these Consolidated financial statements.

In order to conclude on whether an economy is categorized as hyperinflationary under the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceed 100%. Taking into account that the accumulated inflation rate of the last three years exceeds 100% and the rest of the indicators do not contradict the conclusion that Argentina should be considered as a hyperinflationary economy for accounting purposes, the Company Management understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29, as of July 1, 2018. It is for this reason that, in accordance with the NIC 29, these Consolidated Financial Statements are restated reflecting the effects of inflation in accordance with the provisions of the standard.

In turn, Law No. 27,468 (BO 04/12/2018) amended Article 10 of Law No. 23,928 and its amendments, establishing that the repeal of all legal norms or regulations that establish or authorize indexation by prices, monetary update, variation of costs or any other form of repowering of debts, taxes, prices or rates of goods, works or services, does not include financial statements, in respect of which the provisions of the article 62 in fine of the General Law of Companies No. 19,550 (TO 1984) and its amendments will be applied. Also, the aforementioned legal body ordered the repeal of Decree No. 1269/2002 of July 16, 2002 and its amendments and delegated to the National Executive Power (PEN), through its controlling entities, to establish the date from the which the provisions cited in relation to the financial statements presented will have effect. Therefore, through its General Resolution 777/2018 (BO 28/12/2018), the National Securities Commission (CNV) established that issuers subject to its control should apply to the annual financial statements, for interim and special periods, that close as of December 31, 2018 inclusive, the method of restating financial statements in a homogeneous currency as established by IAS 29.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2023 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Financial information in hyperinflationary economies (Contd.)

In accordance with IAS 29, the financial statements of an entity reporting in the currency of a hyperinflationary economy must be reported in terms of the unit of measurement in effect at the date of the financial statements. All amounts in the statement of financial position that are not indicated in terms of the current unit of measurement as of the date of the financial statements should be updated by applying a general price index. All the components of the income statement should be indicated in terms of the unit of measure updated as of the date of the financial statements, applying the change in the general price index that has occurred since the date on which the income and expenses were originally recognized. in the financial statements.

The adjustment for inflation in the initial balances was calculated considering the indexes established by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) based on the price indexes published by the National Institute of Statistics and Censuses (INDEC). The coefficient for the three-month period ended March 31, 2023 was 1.2097; also, the inter annual coefficient for the period ended at March 31, 2023 was 2.0302.

Inflation adjustment

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets will gain purchasing power, provided that such items are not subject to a mechanism of adjustment.

Briefly, the re-expression mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements

The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be re-expressed. The remaining non-monetary assets and liabilities will be re-expressed by a general price index. The loss or gain from the net monetary position will be included in the comprehensive net result of the reporting period, revealing this information in a separate line item.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2023 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Inflation adjustment (Contd.)

The following is a summary of the methodology used for the preparation of these Condensed Consolidated Interim Financial Statements:

-	Non-monetary assets and liabilities: non-monetary assets and liabilities (property, plant and equipment, intangible assets, rights of use, deferred profits and additional allowances) updated by the adjustment coefficients corresponding to the date of acquisition or origin of each of them, as applicable. The income tax derived has been calculated based on the restated value of these assets and liabilities;

-	Monetary assets and liabilities, and monetary position result: monetary assets and liabilities, including balances in foreign currency, by their nature, are presented in terms of purchasing power as of March 31, 2023. The financial result generated by the net monetary position reflects the loss or gain that is obtained by maintaining an active or passive net monetary position in an inflationary period, respectively and is exposed in the line of "Result from exposure to changes in the purchasing power of the currency" (RECPAM) in the Statement of Comprehensive Income;

-	Equity: the net equity accounts are expressed in constant currency as of March 31, 2023, applying the corresponding adjustment coefficients at their dates of contribution or origin;

Results: the items of the Individual Financial Statements have been restated based on the date on which they accrued or were incurred, with the exception of those associated with non-monetary items (depreciation and amortization expenses), which are presented as a function of the update of the non-monetary items to which they are associated, expressed in constant currency as of March 31, 2023, through the application of the relevant conversion factors.

The comparative figures have been adjusted for inflation following the same procedure explained in the preceding points.

In the initial application of the adjustment for inflation, the equity accounts were restated as follows:

-	The capital was restated from the date of subscription or from the date of the last adjustment for accounting inflation, whichever happened later. The resulting amount was incorporated into the "Capital adjustment" account

-	The other result reserves were not restated in the initial application

With respect to the evolution notes of non-monetary items for the year, the balance at the beginning includes the adjustment for inflation derived from expressing the initial balance to the currency of current purchasing power.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2023 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Transactions and balances

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the transaction dates (or valuation where items are re-measured).

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end of the assets and liabilities denominated in foreign currency are recognized in the statement of comprehensive income.

Foreign exchange gains and losses are shown in “Finance Income” and/or “Finance Expense” of the comprehensive statement of income.

Exchange rates used are the following: buying rate for monetary assets and selling rate for monetary liabilities, applicable at year-end according to Banco Nación, and at the foreign currency exchange rate applicable at the transaction date.

8) Contingencies

The Company has contingent liabilities for legal claims related to the normal course of business. It is not expected that any significant liabilities other than those provisioned will arise from contingent liabilities

9) Income tax and Deferred tax - Tax revalued - Tax inflation adjustment

The income tax income in the three-month period ended at March 31, 2023 was a loss of $7,071 million.

In order to determine the taxable net result at the end of this period, the adjustment for inflation determined in accordance with articles N ° 95 to N ° 98 of the income tax law was incorporated to the tax result, for $22,856 million, because as of March 31, 2023, the variation of the General Level Consumer Price Index (CPI) for the period of 36 months at the end of fiscal year 2023 will exceed 100%.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2023 presented in comparative format (Contd.)

NOTE 4 – BREAKDOWN OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AND THE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		03.31.2023	12.31.2022
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	Note	Millions of $
Other non-current receivables
Trust for Strengthening	7	11,103	11,740
		11,103	11,740
Other current receivables
Expenses to be recovered		164	239
Guarantees granted	12	1	2
Related parties	7	265	314
Tax credits		1,701	1,888
Prepaid Insurance		231	253
Others		16	15
		2,378	2,711
Trade receivables, net
Trade receivables		13,734	13,479
Related parties	7	248	389
Checks-postdated checks		795	427
Provision for bad debts	8	(2,624)	(2,871)
		12,153	11,424
Investments
Investments funds		-	1
		-	1
Cash and cash equivalents
Cash and funds in custody		75	57
Banks (*)		23,341	25,513
Checks not yet deposited		199	196
Term deposits and others		9,504	5,211
		33,119	30,977

(*) As of March 31, 2023 and December 31, 2022, includes balances in bank accounts specifically assigned for the cancellation of Series 2021 and Class IV corporate bonds for $1,023 million and $1,038 million 713,343,245 and $333,556,789, respectively.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2023 presented in comparative format (Contd.)

NOTE 4 – BREAKDOWN OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AND THE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Contd.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Contd.)

		03.31.2023	12.31.2022
	Note	Millions of $
Accounts payable and other non-current
Suppliers		271	286
		271	286
Accounts payable and other current
Obligations payable		1	50
Suppliers		9,013	10,627
Foreign suppliers		603	654
Related Parties	7	276	302
Salaries and social security liabilities		6,655	6,650
Other fiscal liabilities		1,016	936
		17,564	19,219

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
	Three months at
	03.31.2023	03.31.2022
	Millions of $
Revenues
Aeronautical revenues	23,074	14,398
Non-Aeronautical revenues	17,240	16,129
	40,314	30,527

As of March 31, 2023 and 2022, "over the time" income from contracts with customers for the three month periods was $33,511 million and $24,040 million, respectively.

Other net incomes and expenses
Trust for Strengthening	993	754
Other	(95)	(77)
	898	677
Finance Income
Interest	1,616	2,023
Foreign Exchange differences	(1,144)	(1,539)
	472	484

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2023 presented in comparative format (Contd.)

NOTE 4 – BREAKDOWN OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AND THE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Contd.)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Contd.)

	Three months at
	03.31.2023	03.31.2022
	Millions of $
Finance Expenses
Interest	(3,099)	(8,474)
Foreign Exchange differences	4,045	9,878
	946	1,404
	1,418	1,888
Income Tax
Current	1	(3)
Deferred	(7,072)	(682)
	(7,071)	(685)

NOTE 5 – INTANGIBLE ASSETS

		2023	2022
	Note	Millions of $
Original values
Balance at January 1		527,304	494,932
Acquisitions of the period		6,008	2,539
Balance at March 31		533,312	497,471

Accumulated Amortization:
Balance at January 1		(198,149)	(178,353)
Amortization of the period	10	(4,222)	(4,581)
Balance at March 31		(202,371)	(182,934)
Net balance at March 31		330,941	314,537

NOTE 6 – FINANCIAL DEBTS

	03.31.2023	12.31.2022
Breakdown of financial debts	Millions of $
Non-current
Bank borrowings	3,515	5,024
Negotiable Obligations	131,277	135,840
Cost of issuance of debts	(1,124)	(1,429)
Total Non- Current	133,668	139,435

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2023 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

	03.31.2023	12.31.2022
Composition of financial debts	Millions of $
Current
Bank borrowings	2,827	4,490
Negotiable Obligations	9,884	10,427
Bank overdrafts	1,356	-
Cost of issuance of ON	(235)	(289)
Total Current	13,832	14,628
Total	147,500	154,063

As of March 31, 2023 and December 31, 2022, the fair value of the financial debt amounts to $154,589 million and $150,347 million, respectively. Said valuation method is classified according to IFRS 13 as hierarchy of fair value Level 2 (unadjusted quoted prices in active markets for identical assets or liabilities).

	2023	2022
Breakdown of financial debts:	Millions of $
Balance at January 1	154,063	149,058
New financial debts	1,348	47,759
Financial debts paid	(6,670)	(8,180)
Accrued interest	2,518	3,703
Foreign Exchange differences	(4,160)	(9,026)
Inflation adjustment	401	(1,469)
Net Balance at March 31	147,500	181,845

Negotiable Obligations maturing in 2027

On February 6, 2017, the Company issued negotiable obligations for US$400 million with maturity on February 1, 2027, with an interest rate of 6.875% and an issue price of 99.888% par value. Payment of principal will have a quarterly amortization in 32 quarters, identical and consecutive, payable from May 1, 2019.

These negotiable obligations are guaranteed by a Trust under the Argentine Law, by which the Company has transferred and assigned use fees of international and regional airports and the Concession Indemnification Rights.

In May 2020 and October 2021, the company concluded two exchange offers on the Secured Notes Due 2027 (see below). The holders who did not enter the exchange continue with the original terms and conditions.

Global Program for the issuance of Negotiable Obligations

On February 27, 2020, the ordinary general meeting of shareholders of the Company approved the creation of a Global Program for the issuance of Negotiable Obligations of Aeropuertos Argentina 2000 S.A for the amount of up to US$ 500 million (or its equivalent in other currencies and / or units of value),. The Prospectus project was approved in its terms and conditions by board of directors dated February 27, 2020. On April 17, 2020, the Company obtained authorization from the CNV for the Global Program for the Issuance of Negotiable Obligations. In turn, on June 15, 2021, the Company's ordinary general meeting of shareholders approved the expansion of the amount of the aforementioned program from the sum of US $ 500 million to the sum of US $ 1,500 million (or its equivalent in other currencies and / or units of value), whose final prospectus was approved in its terms and conditions by resolution of the sub delegate dated July 14, 2021. On July 11, 2021, the Company obtained authorization from the CNV for the expansion of the amount of the Global Program for the Issuance of Negotiable Obligations.The duration of the program is five years from the original approval date of the CNV, that is, from April 17, 2020.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2023 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

Class I Negotiable Obligations Series 2020

On April 21, 2020, the Company announced an exchange offer and consent request to the holders of the 2027 Guaranteed Negotiable Obligations. On May 19, 2020, the exchange offer for 86.73% of the total original principal amount ended. Consequently, on May 20, 2020, US$306 million in new negotiable obligations were issued with maturity on February 1, 2027, whose interest rate was 9.375% per year during the PIK Period, period in which the amount of interest is compounded quarterly. The capital and interest amortization installment of these obligations, due on May 1, 2021, was paid in cash. Beginning May 1, 2021, the PIK Period having ended, the Notes bear interest at a rate of 6.875% per annum until maturity, payable quarterly.

Class 3 Negotiable Obligations

On September 8, 2021, within the framework of the Global Program for the Issuance of Negotiable Obligations, AA2000 issued Class 3 negotiable obligations denominated in US dollars to be paid in pesos, for an amount of US $30 million maturing on September 8 of 2023, at an interest rate of 4% nominal per year and with an issue price at par (100% of the nominal value). The amortization of the capital of the negotiable obligations was established in a single installment at maturity, which will be payable at the Communication Reference "A" 3500 exchange rate of the Central Bank of the Argentine Republic (BCRA).

Class I Negotiable Obligations Series 2021

On October 27, 2021, the Company completed the exchange of the "Guaranteed Negotiable Obligations Maturing in 2027" and the "Class I Series 2020 Negotiable Obligations", for new 8.50% fixed rate negotiable obligations maturing in 2031. Capital amortization was established in 20 installments payable between February 1, 2026 and August 1, 2031 on a quarterly basis, on the 1st days of February, May, August and November, with the exception of the payment dates corresponding to May 1, 2026, November 1, 2026 and August 1, 2028.

At the closing of the transaction, 66.83% of the total original principal amount of the Class I Series 2020 Negotiable Obligations and 24.61% of the total original principal amount of the Secured Negotiable Obligations Maturing in 2027 were tendered for the exchange. Consequently, on October 28, 2021, the Company issued a principal amount of US$208 million of Class I Series 2021 Negotiable Obligations. These Negotiable Obligations are guaranteed in the first degree with the international and regional air station use rates and the rights to indemnification of the concession, and secondly, with the transferred revenues from the cargo terminal.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2023 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

Additional Class I Series 2021 Negotiable Obligations

On November 4, 2021, the Company issued additional Class I Series 2021 Notes for an amount of US$64 million, which are fully fungible with the Class I Series 2021 Notes.

Class 4 Negotiable Obligations

On November 4, 2021, the Company issued Class 4 notes for an amount of US$62 million. They will amortize their capital in 15 quarterly and consecutive installments payable as of February 1, 2025, and a final payment of 33.4% at maturity, seven years from the date of issue. They will accrue interest at a nominal annual rate of 9.50% and will be guaranteed in the first degree, with the income transferred from the cargo terminal on a pari passu basis with certain existing loans, and in the second degree, with the international and regional air station usage fees and rights to compensation of the concession.

Class 5 Negotiable Obligations

On February 21, 2022, within the framework of the Global Program of Issuances of Negotiable Obligations, AA2000 issued US$138 million to be integrated and payable in pesos with maturity on February 23, 2032, at an interest rate of 5.5% annual nominal value and with an issue price at par (100% of the nominal value). The amortization of the capital of the negotiable obligations was established in 20 quarterly installments as of May 21, 2027, which will be payable at the exchange rate of Reference Communication "A" 3500 of the BCRA.

The Class 5 negotiable obligations will be guaranteed in the first degree, with the income transferred from the cargo terminal pari passu with certain existing loans and the Class 4 negotiable obligations, and in the second degree, with the international and regional air station use rates and the rights to compensation of the concession.

Class 6 Negotiable Obligations

On February 21, 2022, within the framework of the Global Program of Issuances of Negotiable Obligations, AA2000 issued US$36 million to be integrated and payable in pesos, maturing on February 21, 2025, at a nominal 2% interest rate annual and with an issue price at par (100% of the nominal value). The amortization of the capital of the negotiable obligations was established in a single installment at maturity, which will be payable at the exchange rate of Reference Communication "A" 3500 of the BCRA.

Class 7 Negotiable Obligations

On July 8, 2022, within the framework of the Global Program of Issuances of Negotiable Obligations, AA2000 issued US$20 million to be integrated and payable in pesos, maturing on July 8, 2025, at an annual nominal 0% interest rate and with an issue price at par (100% of the nominal value). The amortization of the capital of the negotiable obligations was established in a single installment at maturity, which will be payable at the exchange rate of Reference Communication "A" 3500 of the BCRA.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2023 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

Class 9 Negotiable Obligations

On August 19, 2022, within the framework of the Global Program of Issuances of Negotiable Obligations, AA2000 issued US$ 30 million maturing on August 19, 2026, at an annual nominal interest rate of 0% and with an issue price at par (100% of nominal value).

Class 9 Negotiable Obligations were paid in cash for US$ 5 million and in kind for US$ 25 million according to the exchange ratio of US$ 1 nominal value of Class 2 Negotiable Obligations for US$ 1 nominal value of Negotiable Obligations Class 9.

The amortization of the capital of the negotiable obligations was established in 3 consecutive quarterly installments, the first payment being on February 19, 2026, the installments will be payable at the exchange rate of Reference Communication "A" 3500 of the BCRA.

Syndicated loans

On August 9, 2019, the Company has signed two loan agreements: (a) the onshore loan agreement for US $ 85 million and (b) the offshore loan agreement for US $ 35 million. The lenders were Citibank N.A., Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia y Buenos Aires S.A.U. and Banco Santander Río S.A.

The term of the loan contracts will be thirty-nine months, as from the disbursement date.

The capital under the loan agreements will be repaid in eight equal and consecutive quarterly installments, the first capital payment made one year after the disbursement date, and will accrue interest: (i) with respect to the Onshore Loan Agreement, at a fixed rate of nominal annual 9.75%; (ii) with respect to the Offshore Loan Agreement, at a variable rate equivalent to (a) the LIBOR rate plus (b) an applicable margin of 5.500% annual nominal plus (c) the applicable (withholding tax).

In order to guarantee the repayment of the loan agreements, the Company constituted a trust under which it was assigned fiduciary for guarantee purposes in accordance with the provisions of article 1680 and concordant of the Civil and Commercial Code of the Nation and for the benefit of each and every one of the lending banks, as beneficiaries (a) the collection rights, whether charged directly by the Company or a third party for the account and / or order of the Company, with respect to the total flow of funds for import and export services provided by Terminal de Cargas Argentinas (business unit of the Company), including but not limited to storage, handling, refrigeration and scanning of merchandise in any of the Airports of the Company (with the exception of 15% corresponding to the total revenues of the Concession, in accordance with the provisions of clause 5 of the Memorandum Agreement); and (b) the collection rights of the Company as a trustee pursuant to the provisions of article 11.4 of the Negotiable Obligations guarantee contract between the Company and Citibank dated January 17, 2017, in the event of termination, expropriation or rescue of the Concession Contract; including the right to receive and withhold all payments pursuant to them and any other proceeds thereof, fiduciary assigned under guarantee of the Negotiable Obligations by the Company under the Negotiable Obligations Guarantee Trust. Said assignment has been authorized by Resolution No. 61/2019 of the ORSNA dated August 8, 2019.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2023 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

Syndicated loans (Contd.)

During 2020 and 2021, the Company entered into a series of agreements for the purpose of deferring (in financial terms) the capital repayment installments of the Onshore and Offshore loans respectively and exempting the company from the obligation to comply with certain expected financial ratios. By virtue of these agreements, AA2000 signed bilateral contracts with each of the financial entities and additionally, in accordance with the provisions of the BCRA through Communication "A" 7106, it was agreed to extend 60% of the installments of the Offshore loan with Citibank N.A. Due on November 19, 2020 and February 19, 2020.

On October 26, 2021, a new framework agreement was signed through which the refinancing of the debt contracted under the onshore and offshore loans, respectively, was implemented. Through the Framework Agreement, the deferral (in financial terms) of capital amortization installments for a total of US$58 million and the deferral of current bilateral loans for a total of $3,607 million were agreed.

Likewise, the same guarantee scheme is maintained as the Onshore and Offshore loans.

The repayment of the disbursed capital was established through 8 equal and consecutive quarterly installments, corresponding to the payment of the first installment in February 2023 and disbursements in pesos and/or US dollars.

Disbursements denominated in Argentine pesos accrue quarterly interest at a variable rate equivalent to the corrected BADLAR rate with recognition of Leliq plus an applicable margin of 10.00% nominal annual for the case of Industrial and Commercial Bank of China (Argentina) S.A., Banco de Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A. and Badlar Rate. In the case of Citibank N.A a variable rate equivalent to the higher of the (i) BADLAR rate; or (ii) the interest rate on passive repo operations for the BCRA at 1 day term plus an applicable margin of 15.00% nominal annual.

Disbursements denominated in US dollars accrue a nominal annual rate of 8.5%.

On November 19, 2021, the first disbursement was made under the syndicated loan, through which all the bilateral loans and the November amortization installment corresponding to the onshore loan and the offshore loan were cancelled. Citibank N.A., Industrial and Commercial Bank of China (Argentina) S.A., Banco de Galicia y Buenos Aires S.A.U. and Banco Santander Río S.A. disbursed a total of $3,747 million while ICBC additionally disbursed US$10 million.

On December 1, 2021, Citibank disbursed $197 milion under the syndicated loan in order to pay the December amortization installment of the offshore loan.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2023 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

Syndicated loans (Contd.)

On February 22, 2022, under the syndicated loan, Citibank N.A., S.A., Banco de Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A. disbursed a total of $804 million, while the Industrial and Commercial Bank of China (Argentina) disbursed US$4 million.

The disbursements were used to cancel the entire February amortization installment corresponding to the onshore loan and the offshore loan.

On March 2, 2022, Citibank disbursed $207 million under the syndicated loan in order to pay the March amortization installment of the offshore loan.

On April 13, 2022, the Company prepaid for a total of $3,905 million 79% of the loans denominated in $ disbursed to date under the syndicated loan.

On May 24, 2022, under the syndicated loan, Citibank N.A., S.A., Banco de Galicia and Buenos Aires S.A.U. and Banco Santander Argentina S.A. disbursed a total of $893 million, while the Industrial and Commercial Bank of China (Argentina) disbursed US$ 4 million.

The disbursements were used to pay off the entire May amortization installment corresponding to the onshore loan and the offshore loan.

On June 1, 2022, Citibank disbursed $234 million under the syndicated loan in order to pay the June amortization installment of the offshore loan.

On July 14, 2022, the Company prepaid for a total of $2,181 million, 100% of the loans denominated in Argentine pesos under the syndicated loan.

On August 16, 2022, under the syndicated loan, Citibank N.A., S.A., Banco de Galicia y Buenos Aires S.A.U., Banco Santander Argentina S.A. and Industrial and Commercial Bank of China (Argentina) disbursed a total of $1,543 million

On August 1, 2022, the Company notified Citibank N.A. the decision not to receive the Disbursement in pesos corresponding to the Capital Amortization Fee payable by AA2000 to Citibank Argentina corresponding to the month of September 2022 under the Offshore Loan, for an amount of US$ 2 million whose Disbursement Date was scheduled for September 1, 2022.

On October 24, 2022, the Company notified Citibank N.A. the decision not to receive the disbursement in pesos corresponding to the capital amortization installments payable by AA2000 to Citibank Argentina corresponding to the month of November 2022 and February 2023 under the Offshore Loan, for an amount of US$ 2 million each, whose Disbursement Date was scheduled for November 19, 2022 and February 19, 2023, respectively.

On February 22, 2023, the Company paid the last repayment installment of the Offshore loan for a total of US$ USD 2 million.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2023 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

Syndicated loans (Contd.)

On March 30, 2023, the Company paid in advance for a total of $1,351 million 100% of the loans denominated in Argentine pesos under the syndicated loan.

City Bank Loan

On November 1, 2021, the Company signed a loan agreement for US$5 million, the disbursement of which was made on November 18, 2021. The loan has a term of 24 months, will accrue a nominal annual rate of 6.00% and its capital will amortize 30% at 12 months and 18 months, and 40% at 24 months. It will be guaranteed with the transferred income corresponding to the Jorge Newbery airport parking lot and the contracts entered into with Gate Gourmet Argentina S.A and Sky Chefs Argentine INC., Argentine Branch.

Macro Bank Loan

On January 21, 2020, the Company took out a US$10 million loan that can be canceled in 180 days with a nominal annual rate of 6%. On May 11, 2020, the rescheduling of the US$10 million loan was agreed, extending its term until July 27, 2021 with a compensatory annual nominal rate of 10%, whose principal will be paid in a single installment at maturity and whose payments interest will be made quarterly. For the purpose of guaranteeing the loans, the future credits for the use of airport fees (for domestic flights) to be collected from Aerolíneas Argentinas S.A. were assigned as collateral.

On July 29, 2021, a new rescheduling of the US$10 million loan was agreed, extending its term until December 23, 2022 with a compensatory nominal annual rate of 7.75%, whose principal was paid in 3 equal installments maturing in July. , October and December 2022 and whose interest payments were made quarterly. The loan was guaranteed by assigning as collateral the future credits for the use of airport fees (for domestic flights) to be collected from Aerolíneas Argentinas S.A.

The loan was paid in full on December 23, 2022.

Commitment agreement for the provision of funds Banco Macro S.A.

On March 25, 2022, the Company entered into a commitment agreement for the provision of funds in the amount of up to US$40 million with Banco Macro S.A., whose funds to be eventually disbursed will be applied to the purposes set forth in the agreement signed with the Entity Regulator of the National Airport System dated September 2, 2021, approved by Resolution 60/21 of said body. As of the date of these financial statements, it is not in force.

Loan Industrial and Commercial Bank of China Limited, Dubai (DIFC) Branch

On July 25, 2022, a loan agreement was signed with the Industrial and Commercial Bank of China, Dubai Branch for US$10 million. whose disbursement was made on July 29, 2022. The duration of the loan contracts was established at thirty-nine months, counted from the date of disbursement.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2023 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

Loan Industrial and Commercial Bank of China Limited, Dubai (DIFC) Branch (Contd.)

The loan contract establishes the repayment of principal in three consecutive quarterly installments, with the first payment 33 months after the disbursement date, accruing interest at a variable rate equivalent to the SOFR rate plus an applicable margin of 7.875% nominal annual plus the applicable tax withholdings ("withholding tax").

The loan will be guaranteed in the first degree, with the income transferred from the cargo terminal on a pari passu basis with certain existing loans and the Class 4 negotiable obligations, and in the second degree, with the fees for the use of international and regional airstations and the rights to compensation of the concession.

Overdrafts in Citibank checking account

On March 28, 2023, it signed three overdraft contracts with Citibank for ARS 193 million each whose maturities operate on May 19, 2023, August 22, 2023 and November 21, 2023. Each of these overdrafts accrues a rate annual nominal interest rate of 76%.

On the other hand, the same day it signed another contract of overdrafy with Citibank for ARS 772 million whose maturity is on March 26, 2024 and accrues an annual nominal rate of 76%.

NOTE 7 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Balances with other related companies at March 31, 2023 and December 31, 2022 are as follows:

		03.31.2023	12.31.2022
	Note	Millions of $
Trade receivables
Other related companies		248	389
		248	389
Other receivables
Other related companies		265	314
		265	314
Accounts payable and other
Other related companies		276	302
		276	302

During the three months periods ended at March 31, 2023 and 2022, the Company has charged to the cost $185 million and $297 million, respectively with Proden SA for rental and maintenance of offices.

During the three months periods ended at March 31, 2023 and 2022, the Company has charged $209 million and $176 million, respectively to cost with Grass Master S.A.U. for airport maintenance. Additionally, for the three-month period ended March 31, 2023, the Company has allocated $7 million to intangible assets.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2023 presented in comparative format (Contd.)

NOTE 7 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

During the three months periods ended at March 31, 2023 and 2022, the Company has allocated $68 million and $76 million, respectively to the cost with Tratamientos Integrales América S.A.U for airport maintenance.

During the three months periods ended at March 31, 2023 and 2022, the Company has charged at cost $65 million and $60 million, respectively with Servicios Integrales América for out sourcing of systems and technology.

At March 31, 2023 and December 31, 2022 the Company owed the Argentine National Government $4,452 million and $5,900 million respectively, corresponding to the specific allocation of revenues (see Note 10) and has recorded a receivable for $11,103 million and $11,740, respectively corresponding to the Trust for Strengthening to fund the infrastructure works of AA2000. Additionally, as of March 31, 2023, $38,698 million is owed to the National Government, as a debt for the redemption of preferred shares, see Note 14.

Furthermore, short-term compensation to key management was $75 million and $58 million for the three-month periods ended at March 31, 2023 and 2022, respectively.

Corporación America S.A. is the direct owner of 45.90% of the common shares of the Company, and an indirect owner through Corporación America Sudamericana S.A of 29.75% of the common shares of the Company, therefore is the immediate controlling entity of the Company.

Corporación America S.A is controlled by Cedicor S.A, which is the owner of the 96.1817% of its capital stock. Cedicor S.A is 100% controlled by American International Airports LLC and at the same time it is controlled a 100% by Corporación America Airport S.A.

The ultimate beneficiary of the Company is Southern Cone Foundation. Its purpose is to manage its assets through decisions adopted by its independent Board of Directors. The potential beneficiaries are members of the Eurnekian family and religious, charitable and educational institutions.

NOTE 8 – BAD DEBT PROVISIONS

	2023	2022
	Millions of $
Initial balance at January 1	2,871	10,905
Increases / (Recoveries)	174	120
Foreign exchange difference	228	518
Usage	(127)	(474)
Inflation adjustment	(522)	(1,416)
Final Balance at March 31	2,624	9,653

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2023 presented in comparative format (Contd.)

NOTE 9 – PROVISIONS AND OTHER CHARGES

	Note	At January 1 2023	Increases / (Recovery)	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At March 31, 2023	Total Non Current	Total current

		Millions of $							Millions of $
Litigations		1,112	61	(136)	(196)	-	119	960	425	535
Deferred Income		3,643	285	-	(346)	(534)	313	3,361	788	2,573
Trust for works		2,298	948	(1,521)	(371)	154	-	1,508	-	1,508
Guarantees Received		389	117	(31)	(18)	-	-	457	-	457
Upfront fees from Concessionaires		920	22			(53)	-	889	665	224
Others		1,786	1	(303)	(306)	228	29	1,435	683	752
Total of provisions and other liabilities		10,148	1,434	(1,991)	(1,237)	(205)	461	8,610	2,561	6,049

	Note	At January 1 2022	Increases / (Recovery)	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At March 31, 2022	Total Non Current	Total current

		Millions of $							Millions of $
Litigations		1,648	4	(85)	(215)	-	89	1,441	630	811
Deferred Income		4,213	128	-	(229)	(487)	70	3,695	1,085	2,610
Trust for works		5,074	521	(932)	(660)	366	-	4,369	2,131	2,238
Guarantees Received		366	38	(10)	(60)	-	-	334	-	334
Upfront fees from Concessionaires		585	15	-	-	(47)	-	553	423	130
Dividends to be paid		534	-	-	(70)	-	39	503	-	503
Debt with the National State		-	38,626	-	(3,655)	3,727	-	38,698	16,163	22,535
Others		1,316	46	-	(174)	17	98	1,303	654	649
Total of provisions and other liabilities		13,736	39,378	(1,027)	(5,063)	3,576	296	50,896	21,086	29,810

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Additional information to the Condensed Individual Interim Financial Statements

At March 31, 2023 presented in comparative format

NOTE 10 - COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES

Item	Cost of sales	Distribution and selling expenses	Administrative expenses	Total
	Millions of $
Three month period ended at 03.31.2023
Specific allocation of revenues	5,961	-	-	5,961
Airport services and maintenance	4,211	-	42	4,253
Amortization of intangible assets	4,195	1	26	4,222
Depreciation of property, plant and equipment	11	-	-	11
Salaries and social security contributions	6,660	68	841	7,569
Fees for services	52	-	126	178
Public utilities and contributions	851	1	3	855
Taxes	235	2,065	276	2,576
Office expenses	663	1	251	915
Insurance	51	-	19	70
Advertising expenses	-	54	-	54
Bad debts charges	-	174	-	174
Board of Directors and Supervisory Committee fees	-	-	15	15
Depreciation right of use	183	-	-	183
Total at 03.31.2023	23,073	2,364	1,599	27,036

Three month period ended at 03.31.2022
Specific allocation of revenues	4,526	-	-	4,526
Airport Services and maintenance	3,799	-	4	3,803
Amortization of intangible assets	4,555	1	25	4,581
Depreciation of property, plant and equipment	5	-	-	5
Salaries and social security contributions	4,707	46	576	5,329
Fees for services	29	-	125	154
Public utilities and contributions	849	1	4	854
Taxes	191	1,582	223	1,996
Office expenses	349	1	62	412
Insurance	60	-	8	68
Advertising expenses	-	3	-	3
Bad debts charges	-	120	-	120
Board of Directors and Supervisory Committee fees	-	-	18	18
Depreciation right of use	181	-	-	181
Total at 03.31.2022	19,251	1,754	1,045	22,050

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Additional information to the Condensed Individual Interim Financial Statements

At March 31, 2023 presented in comparative format

NOTE 11- FOREIGN CURRENCY ASSETS AND LIABILITIES

	Foreign currency type and amount at 03.31.2023		Foreign exchange rates	Amount in local currency at 03.31.2023	Amount in local currency at 12.31.2022

Item				Millions of $
Assets
Current Assets
Net trade receivables	US$	27	208.6100	5,592	5,849
Cash and cash equivalents	US$	57	208.6100	11,897	25,136
Total current assets				17,489	30,985
Total assets				17,489	30,985

Liabilities
Current Liabilities
Provisions and other charges	US$	5	209.0100	944	519
Financial debts	US$	74	209.0100	15,413	16,366
Lease liabilities	US$	2	209.0100	325	472
Commercial accounts payable and others	US$	7	209.0100	1,432	1,750
	EUR	2	227.1103	354	247
Total current liabilities				18,468	19,354

Non-Current Liabilities
Provisions and other charges	US$	5	209.0100	1,091	1,197
Financial debts	US$	645	209.0100	134,791	139,961
Commercial accounts payable and others	US$	1	209.0100	271	285
Total non- current liabilities				136,153	141,443
Total liabilities				154,621	160,797
Net liability position				137,132	129,812

NOTE 12 – OTHER RESTRICTED ASSETS

Other than what is mentioned in Note 1 and 6, other receivables in current assets at March 31, 2023 and December 31, 2022 include $1 million and $2 million corresponding to guarantees granted to third parties in connection with lease agreements. Likewise, as of March 31, 2023, and December 31, 2022, under Cash and cash equivalents, there are balances in bank accounts specifically earmarked for the cancellation of Series 2021 and Class IV negotiable obligations for $1,023 million and $1,038 million, respectively.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Additional information to the Condensed Individual Interim Financial Statements

At March 31, 2023 presented in comparative format

NOTE 13 - CAPITAL STOCK

At March 31, 2023 capital stock is as follows:

Par Value
$
Paid-in and subscribed	258.517.299
Registered with the Public Registry of Commerce	258.517.299

The Company’s capital stock is comprised of 258,517,299 common shares of $1 par value and entitled to one vote per share.

On March 10, 2022, the redemption of the preferred shares issued by the company and the consequent capital reduction from $1,169,495,813 to $258,517,299 were resolved. Said capital reduction was registered in the Public Registry on September 8, 2022, under number 16,654, of book 109 of Joint Stock Companies.

NOTE 14 - DIVIDENDS BY PREFERRED SHARES

On February 25, 2022, the AA2000 board resolved:

(i) redeem all of the outstanding preferred shares, that is, 910,978,514 preferred shares;

(ii) that the redemption price will be the equivalent of: a) the nominal value ($910,978,514) adjusted for inflation at the redemption date, that is, at the date of the board meeting, which amounts to $16,506. 174,484; plus b) the value of the dividend of the preferred shares accrued for the year 2020, which was not paid in a timely manner due to the non-existence of profits, but which according to the issuance conditions is cumulative, which adjusted for inflation at the redemption date amounts to ($330,123,490); plus c) the value of the dividend of the preferred shares accrued for fiscal year 2021 and the proportional dividend for fiscal year 2022 adjusted for inflation until the redemption date ($389,421,266). Consequently, the total value of the redemption will amount to $17,225,719,240;

(iii) that the price be paid as follows: a) the sum of $11,100,000,000 once the capital reduction procedure has been completed and the term for oppositions established in the General Companies Law has elapsed; and b) the balance, before December 31, 2024, with the possibility of making partial payments. Said balance will accrue interest equivalent to the corresponding adjustment for inflation plus two percent per year of the value of the debt; and

(iv) that, from the redemption of the preferred shares, although the preferred shares will participate in the shareholders' meeting that resolves their cancellation, the amount to be redeemed will be accounted for in social liabilities.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Additional information to the Condensed Individual Interim Financial Statements

At March 31, 2023 presented in comparative format

NOTE 14 - DIVIDENDS BY PREFERRED SHARES (Contd.)

The adjustment of the preferred shares to be redeemed was made in compliance with the provisions of General Resolution No. 777/18 of the National Securities Commission.

In turn, it resolved to call an extraordinary general meeting for March 10, 2022 in order to approve the redemption of the preferred shares, the reduction of the capital stock and the reform of article 2.01 of the bylaws.

At the meeting held on March 10, 2022, it was resolved to approve the redemption of the preferred shares in the terms approved by the board of directors and:

(a) Reduce the capital stock of Aeropuertos Argentina 2000 S.A. from one thousand one hundred sixty-nine million four hundred ninety-five thousand eight hundred thirteen pesos ($1,169,495,813) to two hundred fifty-eight million five hundred seventeen thousand two hundred ninety-nine pesos ($258,517,299), that is, for the sum of nine hundred ten million nine hundred seventy-eight thousand five hundred fourteen pesos ($910,978,514), canceling 910,978,514 shares owned by the National State.

(b) Set the value of the shares canceled as a result of the capital reduction at eighteen pesos 9090/1000 ($18.9090) per share.

(c) Affect for the payment of the shares the amount of capital stock, plus the capital adjustment that corresponds to the preferred shares, and for the difference to be paid, affect the “optional reserves” account.

(d) Reform article 2.01 of the corporate bylaws, which was worded as follows: “2.01. The evolution of the capital stock will appear in the balance sheets of the company as it results from the increases registered in the Public Registry. The capital stock is represented by 79,105,489 book-entry common shares class A subclass R, 79,105,489 common book-entry shares class B subclass R, 61,526,492 common book-entry shares class C subclass R, 38,779,829 common book-entry shares class D, and by subclass L book-entry ordinary shares that are issued under the public offering system.”

The capital reduction by redemption of the preferred shares and the reform of the bylaws was registered in the Public Registry on September 8, 2022 under number 16,654 of book 109, volume of Stock Companies.

NOTE 15 – RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETING OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 28, 2022 AND APRIL 26, 2023

In the ordinary general meeting, special class A, B, C and D shares and extraordinary, held on April 28, 2022, it was resolved that the negative result of the year of $2,548,150, be transferred to the next year. In turn, it was reported that in accordance with the resolution of the company's extraordinary general meeting of shareholders held on March 10, 2022, all of the outstanding preferred shares were redeemed, that is, 910,978,514 preferred shares, issued in under the provisions of the extraordinary general meeting held on March 6, 2008 and in clause 14 and annex VII of the Concession Agreement Adequacy Agreement Minutes. Consequently, the payment of dividends for said shares does not correspond.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Additional information to the Condensed Individual Interim Financial Statements

At March 31, 2023 presented in comparative format

NOTE 15 – RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETING OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 28, 2022 AND APRIL 26, 2023 (Contd.)

Finally, in the ordinary and special general meeting of classes A, B, C and D of shares, held on April 26, 2023, it was resolved that the positive result of $40,638,030,971 which, after absorbing the accumulated losses of the previous year for an amount of ($22,199,777,489), amounting to $18,438,253,482 has the following destination: (i) $614,780,045 to the constitution of the legal reserve, up to 20% of the capital stock plus the capital adjustment; and (ii) the balance of $17,823,473,437 to establish an optional reserve for the execution of future works plans and to guarantee the payment of future dividends, if applicable.

NOTE 16 – EARNINGS PER SHARE

The Shareholders’ General Extraordinary Meeting held on March 6, 2008, approved by the ORSNA on April 25, 2008, earnings per share is calculated as net income for the period less accrued preferred shares dividends for the period, divided by the number of common shares

	03.31.2023	03.31.2022
Income for the period (in millions of $)	7,775	13,131
Amount of ordinary shares (millions)	259	259
Earnings per shares	30.0193	50.7896

NOTE 17- FINANCIAL RISK MANAGEMENT

The Company is exposed by its activities to several financial risks: market risk (including risk of exchange rate, risk of fair value due to interest rate and price risk), credit risk and liquidity risk.

These Condensed Consolidated Interim Financial Statements do not include all the information on financial risk management requested in the annual financial statements, thus they should be read together with the Consolidated Financial Statements audited at December 31, 2022.

NOTE 18 - EVENTS SUBSEQUENT TO THE END OF THE YEAR

Beyond the aforementioned, there have been no events and/or transactions that could significantly affect the equity and financial situation of the Company after the end of the period.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Additional information to the Condensed Individual Interim Financial Statements

At March 31, 2023 presented in comparative format

Presentation base

The information contained in this Summary has been prepared in accordance with Resolution No. 368/01 of the National Securities Commission ("CNV") and should be read in conjunction with the Condensed Consolidated Interim Financial Statements as of March 31, 2023 presented in comparative form, prepared in accordance with IFRS standards.

In compliance with the provisions of the CNV regulations, the values corresponding to the interim periods of this informative review are expressed in constant currency at March 31, 2023, in accordance with International Accounting Standard N ° 29 “Financial information in hyperinflationary economies”. For more information, see Note 3.7 to the Consolidated Condensed Interim Financial Statements at March 31, 2023.

1. General considerations

International Financial Reporting Standards (IFRS)

The National Securities Commission ("CNV"), through General Resolutions No. 562/09 and 576/10, has established the application of Technical Resolutions No. 26 and 29 of the Argentine Federation of Professional Councils of Economic Sciences, which they adopt IFRS (IFRS), issued by the International Accounting Standards Board (IASB), for entities included in the public offering regime of Law No. 17,811, either for their capital or for their negotiable obligations, or who have requested authorization to be included in the aforementioned regime.

The application of such standards is mandatory for the Company as of the fiscal year beginning on January 1, 2012.

-         Seasonality

The Company's revenues are highly influenced by the seasonality of air traffic in Argentina. The traffic of planes and passengers and, consequently, the income of the Company are higher during the summer and winter months (December - February and July - August), basically because they are holiday periods.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Additional information to the Condensed Individual Interim Financial Statements

At March 31, 2023 presented in comparative format

1. General considerations (Contd.)

During the year 2023, projects and works have been carried out at the different concessioned airports.

Ezeiza International Airport

Works are underway, with paralysis due to the pandemic:

-         New Control Tower. (Project and supervision of AA2000);

-         Beacon ring and main electrical substation;

In execution, after the stoppage by the pandemic:

-         New Parallel Shooting at Header 35; and

-         TWY beacon to Header 35.

It is in the final stage, to enable operation of the Departures Building

-         Hall B and Zeppelin.

The launching of the work of New Feeders 9 and 10 in 13.2 KV has been carried out.

Jorge Newbery Airport

In execution, with reactivation after the stoppage due to the pandemic, the work:

-         External works - sidewalks - landscaping - coastal filling and underground parking;

-         Expansion of the South Platform – Stage 2; and

-         Expansion of the North Platform;

The work has been completed: New South Taxation System and Adaptation of the South Strip, Sanitary and Sewer Network in Cabecera Sur. In this, the works related to the sanitary network outside the concession area have been completed and are in the final delivery stage.

Rio Hondo Airport

The works of:

-         Rehabilitation of runway, taxiing and platform;

-         New high-intensity beaconing system for the runway;

-         Maintenance Infrastructure and Support Services; and

-         Expansion and Remodeling of the Passenger Terminal.

Santa Rosa Airport

-         The remodeling and expansion works of the passenger terminal are underway.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Additional information to the Condensed Individual Interim Financial Statements

At March 31, 2023 presented in comparative format

1. General considerations (Contd.)

San Rafael Airport

The launching of the works have been made:

-         Maintenance Infrastructure and Support Services; and

-         New Passenger Terminal.

The works have been completed:

-         Rehabilitation of Runway, Taxiing and Platform; and

-         New beaconing system.

Comodoro Rivadavia Airport

The New Beaconing work is in the process of being terminated due to lack of reactivation, after the stoppage due to the pandemic.

Córdoba Airport

The works are in progress, after the stoppage due to the pandemic:

-         Beaconing for runway 18-36; and

-         Atmospheric discharge protection system.

They are in the process of termination due to lack of start after the stoppage due to the pandemic. Afterwards the pending works of the expansion of the parking lot will be tendered.

Iguazú Airport

In execution, after the end of the stoppage due to the pandemic, the works of:

-         Remodeling and expansion of the passenger terminal; and

-         New Parking;

Bariloche Airport

The execution of the Remote Platform Expansion work has been completed.

San Fernando Airport

In execution, after the end of the stoppage due to the pandemic, the works of new control tower.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Additional information to the Condensed Individual Interim Financial Statements

At March 31, 2023 presented in comparative format

1. General considerations (Contd.)

San Juan Airport

The remodeling work of the passenger terminal is in execution.

Aeropuerto de La Rioja

The works of the New Passenger Terminal have been terminated due to non-compliance by the supplier.

This stoppage has led to the consensual termination of the New Parking works.

Both will be tendered again.

Esquel Airport

In execution, after paralysis due to the pandemic:

-      Integral Remodeling Work of the Passenger Terminal; and

-      TWR Control.

Jujuy Airport

In execution, after paralysis due to the pandemic, the works of:

-      Complete remodeling of the passenger terminal; and

-      New Parking and Roads.

Resistencia Airport

The work has been launched:

-      Power Supply to the Control Tower.

The works are in progress:

-      Rehabilitation of Alpha Taxiing; and

-      Beaconing of Alpha Taxiing

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Additional information to the Condensed Individual Interim Financial Statements

At March 31, 2023 presented in comparative format

2. Equity structure

In order to appreciate the evolution of the Company's activities, the comparative consolidated equity structure of the financial statements at March 31, 2023, 2022, 2021, 2020 and 2019, is presented.

	03.31.2023	03.31.2022	03.31.2021	03.31.2020	03.31.2019
	Millions of $
Current Asset	47,755	100,674	39,662	36,782	54,931
Non-current Assets	342,701	329,174	339,488	347,954	297,148
Total Assets	390,456	429,848	379,150	384,736	352,079

Current liabilities	42,229	90,058	84,753	65,886	44,705
Non- Current Liabilities	171,736	208,476	141,607	137,785	128,388
Total Liabilities	213,965	298,534	226,360	203,671	173,093

Net equity attributable to majority shareholders	176,539	131,311	152,787	180,942	178,870
Non-controlling interest	(48)	3	3	123	116
Net Equity	176,491	131,314	152,790	181,065	178,986
Total	390,456	429,848	379,150	384,736	352,079

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Additional information to the Condensed Individual Interim Financial Statements

At March 31, 2023 presented in comparative format

3. Results structure

The following is a summary of the evolution of the consolidated statements of comprehensive income for the three-month periods ended at March 31, 2023, 2022, 2021, 2020 and 2019.

	03.31.2023	03.31.2022	03.31.2021	03.31.2020	03.31.2019
	Millions of $
Gross Profit	17,247	11,285	2,628	10,462	19,627
Administrative and distribution and marketing expenses	(3,963)	(2,799)	(1,716)	(4,132)	(4,777)
Other net income and expenses	898	677	(1,904)	982	1,140
Operating profit	14,182	9,163	(992)	7,312	15,990
Income and financial costs	1,418	1,888	566	(3,627)	(2,354)
Result by exposure to changes in the acquisition power of currency	(754)	2,765	(1,332)	(558)	(2,669)
Income for related parties	0	-	-	-	-
Income before tax	14,846	13,816	(1,758)	3,127	10,967
Income tax	(7,071)	(685)	(854)	(2,080)	3,171
Result of the period	7,775	13,131	(2,612)	1,047	14,138
Other comprehensive incomes	-	-	-	-	-
Comprehensive income for the period	7,775	13,131	(2,612)	1,047	14,138
Result attributable to majority shareholders	7,784	13,131	(2,612)	1,065	14,135
Non-controlling interest	(9)	0	0	(18)	3

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Additional information to the Condensed Individual Interim Financial Statements

At March 31, 2023 presented in comparative format

4. Cash flow structure

Below is a summary of the evolution of the consolidated statements of cash flows for the three-month periods ended March 31, 2023, 2022, 2021, 2020 and 2019.

	03.31.2023	03.31.2022	03.31.2021	03.31.2020	03.31.2019
	Millions of $
Cash Flow generated / (used in) by operating activities	4,653	4,042	2,730	3,419	(357)
Cash Flow generated / (used in) by investing activities	(20)	(21,581)	629	312	1,313
Cash Flow (used in) / generated by financing activities	(5,465)	39,416	(2,644)	(3,803)	(2,056)
Net Cash Flow (used in) / generated by the period	(832)	21,877	715	(72)	(1,100)

5. Analysis of operations for the three-month periods ended at March 31, 2023 and 2022

Results of operations

•      Income

The following table shows the composition of consolidated revenues for the three-month periods ended at March 31, 2023 and 2022:

Revenues	03.31.2023	% Revenues	03.31.2022	% Revenues
	Millions of $		Millions of $
Aeronautical revenues	23,074	57.24%	14,398	47.16%
Non-aeronautical revenues	17,240	42.76%	16,129	52.84%
Total	40,314	100.00%	30,527	100.00%

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Additional information to the Condensed Individual Interim Financial Statements

At March 31, 2023 presented in comparative format

5. Analysis of operations for the three-month periods ended at March 31, 2023 and 2022 (Contd.)

The following table shows the composition of the aeronautical revenues for the three-month periods ended at March 31, 2023 and 2022:

Aeronautical revenues	03.31.2023	% Revenues	03.31.2022	% Revenues
	Millions of $		Millions of $
Landing fee	1,686	7.31%	1,301	9.04%
Parking fee	619	2.68%	481	3.34%
Air station use rate	20,769	90.01%	12,616	87.62%
Total	23,074	100.00%	14,398	100.00%

Costs of sale

The cost of sales had the following variation:

Millions of $
Costs of sales for the period ended at 03.31.2023	23,073
Costs of sales for the period ended at 03.31.2022	19,251
Variation	3,822

Administrative Expenses

The administrative expenses had the following variation:

Millions of $
Administrative expenses for the period ended at 03.31.2023	1,599
Administrative expenses for the period ended at 03.31.2022	1,045
Variation	554

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Additional information to the Condensed Individual Interim Financial Statements

At March 31, 2023 presented in comparative format

5. Analysis of operations for the three-month periods ended at March 31, 2023 and 2022 (Contd.)

Distribution and marketing expenses

The distribution and marketing expenses had the following variation:

Millions of $
Distribution and commercial expenses for the period ended at 03.31.2023	2,364
Distribution and commercial expenses for the period ended at 03.31.2022	1,754
Variation	610

Income and financial costs

Net financial income and costs totaled profits of $1,418 million during the three-month period ended at March 31, 2023 with respect to $1,888 million revenue during the same period of the previous year.

The variation is mainly due to the result originated from exposure to foreign currency.

Other incomes and expenditures

The other net income and expense item recorded revenue of approximately $898 million during the three-month period ended at March 31, 2023 with respect to $677 million of revenue in the same period of the previous year.

Liquidity and Capital Resources

Capitalization

The total capitalization of the Group at March 31, 2023 amounted to $323,991 million composed of $147,500 million of financial debt and a net equity worth of $176,491 million, while the total capitalization of the Company at March 31, 2022 amounted to $313,159 million comprised of $181,845 million of financial debts and a net equity worth of $131,314 million.

The debt as a percentage of total capitalization amounted to approximately 45.53% at March 31, 2023 and 58.07% at March 31, 2022.

Financing

See in detail Note 6 to these Condensed Consolidated Interim Financial Statements.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Additional information to the Condensed Individual Interim Financial Statements

At March 31, 2023 presented in comparative format

6. Index

The information refers to the periods ended at March 31, 2023, 2022, 2021, 2020 and 2019:

	03.31.2023	03.31.2022	03.31.2021	03.31.2020	03.31.2019
Liquidity (*)	1.211	1.153	0.478	0.570	1.260
Solvency (*)	0.842	0.449	0.693	0.898	1.040
Immobilization of capital	0.878	0.766	0.895	0.904	0.840
Cost effectiveness	0.045	0.091	0.017	0.006	0.081

(*) Current liabilities and non-current liabilities do not include deferred profits.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Additional information to the Condensed Individual Interim Financial Statements

At March 31, 2023 presented in comparative format

7. Statistical data

The information detailed below is based on extra-budgetary statistics compiled by the Company. Number of passengers (in thousands) for the thee-month periods ended at March 31, 2023, 2022, 2021, 2020 and 2019:

Airport	03.31.2023	03.31.2022	03.31.2021	03.31.2020	03.31.2019
	In thousands of passengers
Aeroparque	3,643	2,721	152	2,278	3,482
Ezeiza	2,746	1,484	1,525	2,828	3,082
Córdoba	643	595	141	695	947
Bariloche	589	533	271	433	430
Mendoza	527	359	138	430	579
Iguazu	352	229	58	352	385
Salta	334	272	99	323	325
Tucumán	205	152	63	177	239
Jujuy	146	99	36	81	101
C. Rivadavia	122	80	33	121	169
Total	9,307	6,524	2,516	7,718	9,739
Overall total	9,960	7,060	2,705	8,702	10,609

Variation	41.1%	161.0%	-68.9%	-18.0%	6.9%

Amount of movement of aircraft for the three-month periods ended at March 31, 2023, 2022, 2021, 2020 and 2019 of the ten airports that represent more than 80% of the total movements of the airport system:

Airport	03.31.2023	03.31.2022	03.31.2021	03.31.2020	03.31.2019
Aeroparque	28,409	22,113	1,646	21,186	31,738
Ezeiza	15,465	10,737	14,803	20,158	20,800
Córdoba	5,935	4,286	2,018	6,406	8,845
Mendoza	4,865	3,334	1,678	4,303	5,761
San Fernando	4,712	13,589	10,803	9,201	10,422
Bariloche	4,528	4,052	2,649	3,336	3,675
Iguazú	2,598	1,802	1,184	3,315	3,201
Salta	2,517	2,465	1,228	2,973	3,291
Tucumán	1,845	1,302	544	1,589	2,206
C. Rivadavia	1,457	1,229	1,145	2,045	2,547
Total	72,331	64,909	37,698	74,512	92,486
Overall total	81,985	79,623	47,908	90,015	111,215

Variation	3.0%	66.2%	-46.8%	-19.1%	2.8%

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Additional information to the Condensed Individual Interim Financial Statements

At March 31, 2023 presented in comparative format

Outlook for 2023

The first quarter of 2023 consolidated the level of recovery in the international passenger segment, reaching a level of 83% of pax in March 2023 compared to the same level of 2019. In the domestic segment, traffic continued to grow, with a passenger peak in January for the summer season, which was 17% above the year 2019.

For the remainder of 2023, we expect passenger volume to continue on the path of recovery on the international front, and maintain the growth trend in the domestic segment.

Simultaneously, in the context of sustained passenger recovery, we continue to monitor the Company's operating costs in order to take advantage of the efficiency achieved during the pandemic.

Likewise, we expect to continue with the execution of the investments of works program established in our contractual framework, with a projection of works both in the airports of the Buenos Aires area and in several airports in the interior of the country, consolidating the improvement and modernization program of the airport infrastructure with a federal perspective.

“Free translation from the original in Spanish for publication in Argentina”

REPORT ON REVIEW OF CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

To the Shareholders, Chairman and Directors of

Aeropuertos Argentina 2000 S.A.

Legal address: Honduras 5663

Autonomous City of Buenos Aires

Tax Code: 30-69617058-0

Report on the condensed consolidated interim financial statements

Introduction

We have reviewed the attached condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. and are subsidiaries (hereinafter "the Company"), which comprise the consolidated statement of financial position as of March 31, 2023, the statements of comprehensive income, of changes in equity and cash flows for the three-month period ended March 31, 2023 and selected explanatory notes.

Board Responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of the financial statements in accordance with the International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE) as professional accounting standards and incorporated by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standards Board (IASB) and, therefore, is responsible for the preparation and presentation of the condensed consolidated interim financial statements. mentioned in the first paragraph in accordance with International Accounting Standard 34 “Interim Financial Reporting” (IAS 34).

Scope of review

Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on the review we have performed, which was performed in accordance with the International Standard for Review Engagements NIER 2410 "Review of interim financial information developed by the entity's independent auditor", which was adopted as a review standard in Argentina through Resolution FACPCE Technique No. 33 as approved by the International Auditing and Assurance Standards Board (IAASB). A review of condensed consolidated interim financial statements consists of making inquiries primarily of personnel responsible for financial and accounting matters and applying analytical and other review procedures. A review is substantially narrower in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not allow us to be confident that we have identified all significant matters that might be noted in an audit. Accordingly, we do not express an audit opinion.

“Free translation from the original in Spanish for publication in Argentina”

Conclusion

Based on our review, nothing has come to our attention that would cause us to believe that the condensed consolidated interim financial statements mentioned in the first paragraph of this report are not prepared, in all material respects, in accordance with International Accounting Standard 34.

Report on the compliance with current regulations

In compliance with current provisions, we report, with respect to Aeropuertos Argentina 2000 SA, that:

a)	the condensed consolidated interim financial statements of Aeropuertos Argentina 2000 SA are pending to be recorded in the book Inventories and Balance Sheets;

b)	the condensed individual interim financial statements arise from accounting records kept in their formal aspects in accordance with legal regulations, except for their lack of transcription in the book Inventories and Balance Sheets;

c)	we have read the informative review, on which, in what is a matter of our competence, we have no observations to formulate;

d)	As of March 31, 2023, the debt accrued in favor of the Integrated Argentine Social Security System of Aeropuertos Argentina 2000 SA that arises from the Company's accounting records amounted to $ 722,840,343, not being payable as of that date.

Autonomous City of Buenos Aires, May 5, 2023.

PRICE WATERHOUSE & CO. S.R.L.

by (Partner)
Mariano C. Tomatis

SURVEILLANCE COMMITTEE REPORT

To the shareholders of

AEROPUERTOS ARGENTINA 2000 S.A.

In accordance with the requirements of the article 294 subsection 5º of Law 19,550 and the article 63 subsection b) of the BYMA Regulations (Argentine Stock and Market), we have conducted the review described in the second paragraph regarding the interim condensed consolidated financial statements of Aeropuertos Argentina 2000 S.A., including the consolidated statement of financial position as of March 31, 2023, the consolidated statements of comprehensive income, of changes in equity and of cash flows for the three-month period then ended and the selected explanatory notes.

Our review was conducted in accordance with the supervisory existing standards. These standards require the verification of the consistency of the revised documents with the information on the corporate decisions established in the minutes and the adequacy of those decisions to the law and the by-laws regarding its formal and documentary aspects.

In order to carry out our professional work, we have taken into account the report of the external auditor, Mariano C. Tomatis (partner of Price Waterhouse & Co. SRL), dated May 5th, 2023, who states that it has been issued in accordance with the International Standards on Auditing (ISAs) "Review of interim financial information developed by the entity's independent auditor" which were adopted as review standards in Argentina by Technical Pronouncement No. 33 and their respective adoption circulars of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE).

As stated in the chapter "Responsibilities of the Board of Directors" of the external auditor's report, the Board of Directors of the Company is responsible for the reasonable preparation and presentation of the abovementioned financial statements, in accordance with International Financial Reporting Standards (IFRS), adopted as Argentine professional accounting standards by the FACPCE and incorporated into the regulations of the National Securities Commission (CNV), as approved by the International Accounting Standard Board (IASB). The Board of Directors of the Company is responsible for the preparation and issuance of said financial statements, according to the International Accounting Standard 34 “Interim Financial Information” (IAS 34).

We have not carried out any management control and, therefore, we have not evaluated the criteria and business decisions of administration, financing, marketing or production, since these issues are the sole responsibility of the Board of Directors.

Based on our review, with the scope described above, we hereby inform that the interim consolidated financial statements of Aeropuertos Argentina 2000 S.A. as of March 31, 2023 consider all significant events and circumstances that are known to us, and regarding said documents we have no observations to make, are pending to be copied in the book "Inventories and Balances", arise from the accounting records taken in their formal aspects in accordance with legal regulations and, in relation with said financial statements, we have no observations to make.

In exercise of our legal supervision duties, during the period under review, we performed the procedures set forth in Article 294 of Law 19,550 that we consider necessary in accordance with the circumstances, and in this respect, we have no observations to make.

Autonomous City of Buenos Aires, May 5th, 2023.

Patricio A. Martin
By Surveillance Committee